Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number +1-212-455-2579	E-mail Address jmendez@stblaw.com

June 27, 2019

VIA EDGAR

Dale Welcome and Jeanne Baker

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Letter dated June 20, 2019 concerning
Graña y Montero S.A.A.
Form 20-F for the Fiscal Year Ended December 21, 2018
Filed May 1, 2019
File No. 001-35991

Dear Mr. Welcome and Ms. Baker:

On behalf of our client, Graña y Montero S.A.A. (the “Company”), we are responding to your letter dated June 20, 2019 containing your comments on the Form 20-F for the fiscal year ended December 31, 2018 filed by the Company. In that letter, you asked that the Company respond to the comments contained therein within 10 business days or advise the staff when it will respond. Further to our telephonic conversation on June 26, 2019, we respectfully advise the staff that the Company does not expect to be in a position to respond within the 10 business day period, as it continues to work on its response in order to respond fully to the comments in your letter. The Company currently expects to respond no later than August 15, 2019. In the meantime, please do not hesitate to contact me at 212-455-2579.

Sincerely,

/s/ Juan F. Méndez
Juan F. Méndez
Simpson Thacher & Bartlett LLP

cc:

Graña y Montero S.A.A.

c/o Monica Miloslavich Hart, Chief Financial Officer

Daniel Urbina Pérez, Chief Legal Officer

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